Exhibit (h)(ix)

AMENDED AND RESTATED

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the 29th day of December 2014, as amended and restated August 31, 2018, August 31, 2019, August 31, 2020, August 31, 2021, August 31, 2022, August 31, 2023, August 31, 2024, July 1, 2025, and August 31, 2026, by and between Polen Capital Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Polen Global Growth Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, interest, extraordinary items, brokerage commissions, fees and expenses attributable to a distribution or service plan adopted by the Trust and “Acquired Fund Fees and Expenses” (as defined in Form N-1A), do not exceed the levels described below;

WHEREAS, effective September 1, 2018, the Adviser amended and restated this Agreement to extend the term to August 31, 2019;

WHEREAS, effective September 1, 2019, the Adviser amended and restated this Agreement to extend the term to August 31, 2020;

WHEREAS, effective September 1, 2020, the Adviser amended and restated this Agreement to extend the term to August 31, 2021;

WHEREAS, effective September 1, 2021, the Adviser amended and restated this Agreement to extend the term to August 31, 2022;

WHEREAS, effective September 1, 2022, the Adviser amended and restated this Agreement to extend the term to August 31, 2023;

WHEREAS, effective September 1, 2023, the Adviser amended and restated this Agreement to extend the term to August 31, 2024;

WHEREAS, effective September 1, 2024, the Adviser amended and restated this Agreement to extend the term to August 31, 2025;

WHEREAS, effective July 1, 2025, the Adviser amended and restated this Agreement to extend the term to August 31, 2026, and to exclude other costs of borrowing; and

WHEREAS, effective September 1, 2026, the Adviser wishes to amend and restate this Agreement to extend the term to August 31, 2027.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction/Reimbursement. The Adviser agrees that from the commencement of the operations of the Fund through August 31, 2027, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest and other costs of borrowing, extraordinary items, brokerage commissions, fees and expenses attributable to a distribution or service plan adopted by the Trust and Acquired Fund Fees and Expenses do not exceed 1.10% (on an annual basis) of the Fund’s average daily net assets.

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund for fees it waived and Fund expenses it paid to the extent the total annual fund operating expenses do not exceed the limits set forth in the preceding paragraph or any lesser limits in effect at the time of reimbursement.

Term. This Agreement shall terminate on August 31, 2027, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature page follows.]

Executed as of the date first set forth above.

Polen Capital Management, LLC

By:	/s/ Brian Goldberg
Name:	Brian Goldberg
Title:	General Counsel

FundVantage Trust, on behalf of Polen Global Growth Fund

By:	/s/ Joel L. Weiss
Name:	Joel L. Weiss
Title:	President

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